EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

SUBSIDIARY	JURISDICTION OF INCORPORATION
SatCon Applied Technology, Inc.	Delaware
SatCon Power Systems, Inc.*	Delaware
SatCon Electronics, Inc.**	Delaware
Ling Electronics, Ltd.	United Kingdom
SatCon Power Systems Canada, Ltd.	Canada

*                    Also doing business as “MagMotor” and “Ling Electronics”

**             Also doing business as “Film Microelectronics, Inc.”